1 Offering of Common Shares $250,000,000 March 2010 Filed pursuant to Rule 433 Issuer Free Writing Prospectus dated March 15, 2010 Relating to Preliminary Prospectus Supplement dated March 15, 2010 Registration Statement No. 333-162823

2 This presentation may include forward-looking statements and include comments with respect to our objectives and strategies, and the results of our operations and our business. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "expects," "assumes," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning, or future or conditional words such as "assuming," "will," "would," "possible," "proposed," "projected," "positioned," "vision," "opportunity," "should," "could," "indicative," "target" or "may." Forward-looking statements provide our expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, these forward-looking statements involve numerous assumptions, uncertainties and opportunities, both general and specific. These statements speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward- looking statements were made. There a number of factors, many of which are beyond our control that could cause actual conditions, events or results to differ significantly from those described in the forward looking statements. Some of these are: Volatile interest rates that impact, amongst other things, (i) the mortgage banking business, (ii) our ability to originate loans and sell assets at a profit, (iii) prepayment speeds and (iv) our cost of funds, could adversely affect earnings, growth opportunities and our ability to pay dividends to stockholders. Our ability to raise additional capital. Competitive factors for loans could negatively impact gain on loan sale margins. Competition from banking and non-banking companies for deposits and loans can affect our growth opportunities, earnings, gain on sale margins and our market share. Changes in the regulation of financial services companies and government-sponsored housing enterprises, and in particular, declines in the liquidity of the mortgage loan secondary market, could adversely affect business. Changes in regulatory capital requirements or an inability to achieve desired capital ratios could adversely affect our growth and earnings opportunities and our ability to originate certain types of loans, as well as our ability to sell certain types of assets for fair market value. - General business and economic conditions, including unemployment rates, movements in interest rates, the slope of the yield curve, any increase in mortgage fraud and other criminal activity and the potential decline of housing prices in certain geographic markets, may significantly affect the company's business activities, loan losses, reserves and earnings. - Factors concerning the implementation of proposed enhancements could result in slower implementation times than we anticipate and negate any competitive advantage that we may enjoy. When relying on forward-looking statements to make decisions, investors should carefully consider the aforementioned factors as well as other uncertainties and events. Legal Disclaimer The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Sandler O'Neill & Partners, L.P. toll-free at (866) 805-4128.

3 The New Flagstar Leadership New Management and Board of Directors Capital Accelerate growth Position ourselves for opportunistic acquisitions Platform Existing attractive franchise and platform with significant recent enhancements Opportunity Achieve post-cycle profitability Seek organic growth and accretive transactions

4 Offering Details Issuer: Flagstar Bancorp, Inc. ("Flagstar" or the "Company") Ticker/Exchange: FBC / New York Stock Exchange Offering: Follow-on Public Common Stock Offering Transaction Size: Approximately $250 million Over-Allotment Option: 15% Use of Proceeds: General corporate purposes which may include support for organic and opportunistic growth Lead Manager: Sandler O'Neill + Partners, L.P. Co-Manager: Keefe, Bruyette & Woods, Inc.

5 Balance Sheet and Capital Position Note: Capital ratios reflect the impact of a $184 million deferred tax asset valuation reserve expense, recorded in Q3 2009 1 December 31, 2009 financials adjusted to reflect the $300.6 million Rights Offering completed in the first quarter of 2010 2 Pro forma for Public Offering of $250 million less 5% in expenses 3 Calculated as total Bancorp equity less TARP preferred stock 4 Calculated as tangible common book value divided by shares outstanding 5 Calculated based on December 31, 2009 share count (adjusted per footnote 1 and 2), with pro forma shares determined by using the closing stock price of $0.78 as of March 12, 2010 6 Represents total Bancorp equity 7 Calculated as total Bancorp equity divided by total Bancorp assets 8 Calculated as total Bancorp equity plus allowance for loans and lease losses divided by total Bancorp assets Well Capitalized

6 Investment Opportunity The New Flagstar offers a new management team, Board, operating platform and business strategy The competitive landscape has presented us with a unique opportunity We have an attractive branch platform positioned to transform into a diversified super community bank Leverage our established mortgage franchise to generate revenue during transition and fee income to complement our core banking model Ample capital to transform the business Business Plan reviewed without objection by regulators We understand our credit profile and will manage the legacy loan portfolio Attractive investment opportunity upon return to normalized earnings

# Management Team

- Proven execution skills
- Majority independent Board

| Name | Position | Industry Experience | Executive Experience |
|---|---|---|---|
| Joseph Campanelli | Chairman & CEO | 30 years | Flagstar Bank, Sovereign, Fleet, Shawmut, Hartford National |
| Salvatore Rinaldi | EVP, Chief of Staff | 35 years | Flagstar Bank, Sovereign, Fleet, Shawmut, Connecticut National |
| Paul Borja | EVP, Chief Financial Officer | 27 years | Flagstar Bank, Kutak Rock LLP, KPMG Peat Marwick |
| Todd McGowan | EVP, Chief Risk Officer | 22 years | Flagstar Bank, Deloitte & Touche LLP |
| Matthew Kerin | EVP, Consumer Banking and Specialty Group | 24 years | Flagstar Bank, Sovereign, B of A, FleetBoston, Shawmut, Hartford Natl |
| Sandro DiNello | EVP, Retail Banking | 35 years | Flagstar Bank, Security Savings Bank, Federal Home Loan Bank |
| Marshall Soura | EVP, Corporate Services | 40 years | Flagstar Bank, Sovereign, Bank Boston, Bank One, B of A, Mellon |
| Matthew Roslin | EVP, Corporate Admin Chief Legal Officer | 18 years | Flagstar Bank, Dewey Ballentine, Jones Day |

Flagstar Bancorp
March 2010
7

8 Timeline of Events: Where We've Come From and Where We're Going 2009 1st Quarter 2nd Quarter 3rd Quarter 4th Quarter MP Thrift Investments LP purchases $50 million convertible trust preferred shares 2010 Berkshire Group engaged as capital markets and MSR consultants Flagstar receives $267 million of TARP and $250 million investment from MP Thrift Investments LP Commercial loan unit restructured to focus on restructuring and workout Servicing group enhanced to emphasize modification, workout and collections Flagstar receives $50 million investment from MP Thrift Investments LP Flagstar completes corporate reorganization; Rinaldi, Soura and Kerin join Flagstar hires Chief Risk Officer - McGowan 1st Quarter Flagstar completes transition to leading edge retail banking platform Flagstar enters into Supervisory Agreement with OTS Flagstar launches capital raise Flagstar launches bank-wide expense reduction initiative

9 Scale Banking Platform Branch system already built with state-of-the-art technology platform to service full customer profile Attractive branch network for growing core retail deposits in multiple geographies Scope of potential banking opportunity3 $146 billion deposits 3,383,036 households 461,855 small businesses 1 Retail deposits and number of branches as of December 31, 2009 2 Competitor deposits within 2 miles of FBC branches; Data as of June 30, 2009 3 Source: Company research; Data as of December 31, 2008 (Dollars in millions)

10 Well-Invested Distribution Network Birmingham, MI Grand Rapids, MI Indianapolis, IN Atlanta, GA

11 The New Flagstar To become a top tier super community bank by leveraging our management expertise and high quality branch platform with our established mortgage banking franchise Flagstar's Mission

12 Efficiency Opportunities npl/loan 2004 2005 2006 2007 2008 2009 Q4 '09 FBC 0 64.8 66.1 91 122.5 91.5 11.07 Peers1 0.19 59 60.4 62.3 63.4 64.8 1.84 Efficiency Ratio 2 npl/loan 2004 2005 2006 2007 2008 2009 Q4 '09 FBC 0 140 141 98 87 198 11.07 Peers1 0.19 175 179 178 183 205 1.84 Revenue / Average Employees 2 Note: Peer data based on SNL Financial 1 Peer group is comprised of Midwestern commercial banks with $7.5 - $20.0 billion in assets (CBSH, TCB, WTFC, PVTB, CRBC, UMBF, MBFI, FMER, CBCYB, ONB & FMBI) 2 All data as of December 31, for the respective years indicated Identified more than 10% in expense saves off of 2010 projected run rate Instill discipline / governance throughout the organization Streamline operations Reduce redundancies Renegotiate vendor contracts

13 Business Mix Evolution Target Revenue Mix1 2009 Revenue Mix Mortgage 35% Commercial 15% Consumer 10% Securities 10% Retail 20% Mortgage 87% Commercial 4% Consumer 1% Securities 4% Retail 4% Small Business 10% 1 Diagram reflects company's vision of revenue mix upon successful transition to diversified business model Thrift Bank

14 Organic Commercial In-Footprint Opportunity The commercial market within Flagstar's footprint is substantial and affords the Bank an opportunity to develop additional revenue growth Management has a demonstrated ability to convert commercial customers Sources: Winsite Market Analysis, Barlow Research (2008/2009) Total Market All Business Customers Annual Revenues <$50 Million ** Totals may not foot due to rounding

15 Platform to Assist in Troubled Bank Resolution Potential Targets FBC Branches FBC Branches Flagstar Branch Network Indianapolis

16 Strong Mortgage Industry Position Top 15 Player in most important asset class in U.S. economy Market share gains as industry consolidates 2007: 1.1% market share 2009: 1.8% market share Mortgage Originations - 2007 Mortgage Originations - 2008 Mortgage Originations - 2009 Note: Data based on Inside Mortgage Finance and results may differ in some respects to what is contained in our 2009 Form 10-K due to measurement of loan production

17 Historical Mortgage Origination Activity 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 20101 20111 Total Originations 1048 2215 2885 3945 2920 3120 2980 2430 1485 1815 MBA Projections 1278 1224 Fannie Mae Projections 45.9 1353 1582 1 Source: Inside Mortgage Finance 2 FBC Market Share of total originations Note: Data based on Inside Mortgage Finance and National Mortgage News and results may differ in some respects to what is contained in our 2009 Form 10-K due to measurement of loan production FBC Mortgage Origination Market Share FBC Market Share2 1.5% 1.9% 1.1% 0.6% 0.9% 1.2% 1.4% 1.8% FBC Originations ($billion) 1 $43.2 $28.0 $25.7 $19.0 $28.2 $34.3 $56.4 $33.5 FBC Gain on Sale ($ million) $192.6 $146.1 $62.8 $42.4 $63.6 $77.8 $360.7 $501.3

18 Indicative ROA Analysis 1.50% 2009 baseline Indicative ROA Spread growth Fee growth Normalization of credit costs Expense savings 0% (3.50)% (1.75)% (3.24)% 3 + 1.69% + 0.81% + 0.35% 0.75% + 0.44% 1.20% Thrift ROA (5-year Average)2 - Bank ROA (5-year Average)2 - 1 See slides 24 and 25 in the Appendix hereto for a summary of assumptions and qualifications relating to this chart 2 Source: SNL Financial, institutions over $10 billion in assets, as of December 31 2009 3 Reflects the effect of a $184 million deferred tax asset (DTA) valuation reserve expense, recorded in Q3 2009 1.13% 0.82% Following chart reflects possible results assuming successful execution of proposed business strategy 1 DTA Valuation Reserve (1.16%) (2.08)%

19 Current Capital Under SCAP Framework 1 Reflects the midpoint of the range of indicative loss rates provided by the Supervisory Capital Assessment Program issued on May 7, 2009 2 Calculated by taking 4th quarter pre-tax, pre-credit cost revenue and multiplying by 8 quarters (see following reconciliation slide) 3 Balance is net of $356 million in charge offs already incurred during 2009 4 December 31, 2009 Tier One Capital plus $300.6 million capital raised from completed rights offering in the first quarter of 2010 plus Resources Other than Capital to Absorb Losses, less Potential Loan Losses Does not reflect additional capital contemplated in this offer

20 PPNR Reconciliation 1 Includes both OTTI and impairment on AFS securities ** Totals may not foot due to rounding

21 Enhanced Asset Resolution Strategy Residential Underwritten to limit layered risk High original FICO / low LTV Seasoned book - 62% pre-2007 originations Recent enhancements to servicing capability CRE Combination of internal and external industry experts to develop strategies and tactical execution plans Virtually all first lien and personally guaranteed Complete transformation of personnel from production to workout expertise Customized workout plans for all classified assets Risk assessments on loan level basis for entire CRE portfolio

22 Conclusion Seasoned management Favorable competitive landscape Well-positioned on a solid platform / attractive business model Strong mortgage business to fund transition Opportunities for accretive capital deployment

23 March 2010 Appendix

24 ROA Opportunities - Significant Assumptions

25 ROA Opportunities - Significant Assumptions (cont'd)

26 Review of 2009 Results NM - Not meaningful

27 Asset Performance Review by Class 1 Over 90 day delinquent plus matured plus "performing non accrual" (which are broken out separately on this schedule), calculated using OTS method 2 Includes warehouse and commercial (non-real estate) loans 3 Includes non-farm, non-residential and multifamily 4 Balance and charge offs include residential development loans normally included with commercial real estate ** Totals may not foot due to rounding

28 Non Performing Loans1 As of December 31, 2009 1 90 day + matured and non performing accruals, calculated using OTS method Non Performing Loans - by Vintage - HFI (Dollars in millions) ** Totals may not foot due to rounding

29 1 December 31,2009 equity is pro forma and includes $300.6 million in capital raised through rights offering in the first quarter 2010 2 Includes $250 million in gross equity from current capital raise Texas Ratio Reconciliation

30 Completed Conversion of Core Banking System 1 Reflects branch total as of February 2010 2 Examples of interfaces include eFunds ATMs, PeopleSoft General Ledger, PeopleSoft Customer Relationship Manager, Online Banking, Flagstar Corporate Data Warehouse, Automated Account Opening, etc

# Board of Directors

| Name (Year of Election) | Background |
|---|---|
| Joseph P. Campanelli (2009) | President and CEO since September 2009; former president, CEO and Director of Sovereign Bancorp, Inc. and Sovereign Bank; over 30 years of banking experience with a history of successfully managing through a variety of economic conditions and a track record of leading transformational change |
| Walter N. Carter (2009) (I) | Managing principal at Gateway Asset Management Company, a provider of financial advisory services; former Senior Vice President and Director of Consumer Lending at Fifth Third Bank; former consultant to the CEO of the direct to consumer retail non-conforming mortgage business for G.E.; former President, manufactured housing at Green Tree Servicing/Conseco Financial Corp. |
| Dr. James D. Coleman (1993) (I) | Board certified physician who owned and operated several emergency room staffing companies prior to his retirement in 1997 |
| Gregory Eng (2009) | Partner at MatlinPatterson Global Advisers LLC, a $9.0 billion private equity firm |
| Lesley Goldwasser (2009) (I) | Partner at Irving Place Capital focusing on new business development; former Senior Managing Director at Bear Stearns & Co. Inc. and Head of Global CDO's, Co-Head of Equity Capital Markets, Debt Capital Markets, Hybrids, and Structured Solutions, and co-head of Asset-Backed Securities |
| Jay J. Hansen (2005) (I) | President and CEO of Hansen Enterprises Ltd LLC, a provider of consulting services to manufacturing, distribution and financial services companies; former senior vice president of Tweddle Group, a global market leader in technical publishing; former COO of Noble International, Ltd., a Nasdaq-listed company and a supplier of automotive parts, component assemblies and value-added services to the automotive industry |
| David J. Matlin (2009) | Co-Founder and CEO of MatlinPatterson Global Advisers LLC, a $9.0 billion private equity firm; former Managing Director at Credit Suisse First Boston in charge of the distressed securities group; member of the boards of directors of Global Aviation Holdings and Standard Pacific Corp. |
| James A. Ovenden (2010) (I) | CFO of AstenJohnson Holdings LTD, a manufacturer of paper machine clothing, specialty fabrics, filaments and drainage equipment; former Founding Principal and CFO of OTO Development, Inc., a hospitality development company; former CFO, Secretary and Treasurer of Extended Stay America, Inc.; member of the boards of directors and Chairman of the Audit Committees of The Polymer Group and Insight Health Services Holdings Corp. |
| Mark Patterson (2009) | Co-Founder and Chairman of MatlinPatterson Global Advisers LLC, a $9.0 billion private equity firm, with over 30 years of commercial, investment and merchant banking experience; former Managing Director and Vice Chairman at Credit Suisse First Boston; member of the boards of directors of Broadpoint Securities Group, Inc., Polymer Group, Inc., and Allied World Assurance Holdings, Ltd. |
| David L. Treadwell (2009) (I) | President and CEO of EaglePicher Corporation, a $600 million diversified industrial products company; former CEO of Oxford Automotive, a $1 billion Tier 1 automotive supplier of stampings and welded assemblies |

(I) Independent Director

Flagstar Bancorp
March 2010
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32 As of December 31, 2009 Commercial Real Estate (CRE) Portfolio (Dollars in thousands) ** Totals may not foot due to rounding

33 Commercial Real Estate Portfolio As of December 31, 2009 Commercial Real Estate (CRE) Portfolio - by Vintage (Dollars in thousands) Note: Balances in this chart exclude Letters of Credit, CIP, premium and deferred fees and costs, and therefore will not match balance totals on other reported financials ** Totals may not foot due to rounding

34 Commercial Real Estate Portfolio As of December 31, 2009 Commercial Real Estate (CRE) Portfolio - by State (Dollars in thousands) Note: Balances in this chart exclude Letters of Credit, CIP, premium and deferred fees and costs, and therefore will not match balance totals on other reported financials ** Totals may not foot due to rounding

35 March 2010